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                             June 4, 2024

       Wai Kee Kan
       Chief Executive Officer
       Linkers Industries Ltd
       Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

                                                        Re: Linkers Industries
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed May 28, 2024
                                                            File No. 33-279752

       Dear Wai Kee Kan:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed May 28, 2024

       Explanatory Note, page i

   1. Please update the disclosure in this section to reflect that this is a new registration statement, and not a
post-effective amendment to a registration statement on Form F-1.
       General

   2. Please file an updated, correct version of Exhibit 1.1. We note that such exhibit does not appear to include R.F.
Lafferty. We also note that the information in Schedule A, page 24 of Exhibit 1.1 is
inconsistent with the disclosure on page 116 of the Form F-1.
 Wai Kee Kan
FirstName  LastNameWai   Kee Kan
Linkers Industries Ltd
Comapany
June 4, 2024NameLinkers Industries Ltd
June 4,
Page 2 2024 Page 2
FirstName LastName
3. We note your disclosure on page Alt-14 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item
         512(a)(1)(iii) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Andi Carpenter at 202-551-3645 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Ted Paraskevas